Mail Stop 3561

August 16, 2006

Ronald M. Neifield, Esq.
Vice President and General Counsel
The Vitamin Shoppe
2101 91st Street
North Bergen, New Jersey 07047

> **Re: Vitamin Shoppe Industries Inc. and co-registrants**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 31, 2006**
> **File Nos. 333-134983 to -02**

Dear Mr. Neifield:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Table of Contents, page i

1. We note your response to comment 4 in our letter dated July 12, 2006. Please revise so that the terms are clear from their context, or move the paragraph under your Table of Contents and the Certain Definitions and Market and Industry Data section so that the information appears after the risk factors section.

Prospectus Summary, page 1

2. We reissue comment 7 in our letter dated July 12, 2006. Your Prospectus Summary section still appears lengthy and repeats much of the information discussed later in your document. Please revise accordingly.

Risk Factors, page 11

3. We note your response to comment 8 in our letter dated July 12, 2006. Please revise to state that you have included all the material, as opposed to significant, risks known to you.

Terms of the Exchange Offer; Period For Tendering Outstanding Old Notes, page 24

4. We note your response to comment 14 in our letter dated July 12, 2006. Please disclose in your document that you will delay acceptance of any old notes only due to an extension of the exchange offer, as stated in your response.

Conditions to the Exchange Offer, page 27

5. We note your response to comment 15 in our letter dated July 12, 2006. Currently, you state that you may terminate or amend the exchange offer if any federal law, statute, rule, or regulation has been adopted or enacted that "might, directly or indirectly, impose or confirm a prohibition on our ability to complete the exchange offer." It appears that the standard you disclose in this sentence is still subjective. In this regard, please consider replacing the term "might" with one that provides an objective standard as to when you would terminate or amend your offering.

Management's Discussion and Analysis of Financial Condition and Results…, page 34

6. We note your response to comment 19 in our letter dated July 12, 2006. Following your revised disclosure in your first full paragraph on page 35, please discuss further the material opportunities, challenges, and risks in short and long term regarding the "demands of an increasingly aging population, the effects of increasing costs of traditional healthcare, and a rapidly growing fitness conscious public."

Overview, page 34

7. We note your response to comment 20 in our letter dated July 12, 2006. Please provide us with a basis for your belief that you are a "leading" specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition, and other health products. Please describe whether you are a leader in terms of sales, customers, or some other measurement. Please consider providing a brief discussion of your position relative to the largest companies in your industry. Also, please provide a basis for your statement in the first full paragraph on page 35 that there is a "rapidly growing" fitness conscious public. Further, on pages 57 and 58 of this document, please disclose why you believe that you market the broadest product selection in the VMS industry and that you have a loyal customer base resulting in "stable and recurring" sales.

Our Business, page 56

Business Strategy, page 58

8. We note your response to comment 29 in our letter dated July 12, 2006. You state that you "have commenced and continue to pursue" five key strategies to drive customer traffic. Please describe the specific steps taken and disclose the progress you have made on each strategy you list.

Insurance and Risk Management, page 64

9. We note your response to comment 33 in our letter dated July 12, 2006. We also note that in the second full risk factor on page 13, you state that the insurance industry has become more selective in offering some types of coverage and you may not be able to obtain coverage in the future. Please tell us whether this is a trend that affects your ability to obtain adequate insurance coverage, and revise your disclosure as appropriate.

Management, page 69

Directors and Executive Officers, page 69

10. We note your response to comments 36 and 41 in our letter dated July 12, 2006. Further, we note that you list the directors and executive officers of VS Parent. Please revise to disclose the management of each of VS Holdings, Vitamin Shoppe Industries Inc., and VS Direct. In addition, in your revised disclosure, you state that John H. Edmondson, David H. Edwab, and Richard L. Perkal are members of "the Audit Committee" and that David H. Edwab, Douglas B. Fox, and Douglas R. Korn are members of "the Compensation Committee." Please revise to identify the members of the audit and compensation committees for each of VS Holdings, Vitamin Shoppe Industries Inc., and VS Direct Inc. See Item 401 of Regulation S-K.

Note 3. Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

11. We note your response to comments 21 and 46 in our letter dated July 12, 2006. Please revise to show all of the activity in the inventory reserves for each of the last three years. You may either include this information in Schedule II as specified in Rule 5-09 of Regulation S-X or provide the information in an audited footnote. Alternatively, please tell us why the information is not required.

12. In response to comment 46 in our letter dated July 12, 2006, you provided a schedule of obsolescence reserves by rate of sale code. Based on that information, it is not

clear to us how you determined the adequacy of the reserve. Please provide additional information including an aging by SKU's showing how many years supply of product you have on hand. Also, please tell us how much unclassified inventory you had at December 31, 2005 and how much of that was also unclassified at December 31, 2004. Further, please tell us how much of the unclassified and category F inventory was sold or how it was disposed.

13. In response to comment 46 in our letter dated July 12, 2006, you told us that store managers transmit adjustments to reduce their inventory at the store level. Please confirm that these adjustments are recorded as a charge to cost of goods sold and, if so, it would appear that the general definitions for operating results for cost of goods sold on page 37 should be revised to reflect this fact. Please revise or tell us why this is not appropriate.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Vincent J. Pisano, Esq.
　　　　Kirkland & Ellis LLP
　　　　Via Fax: (212) 446-4900